Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 May 30, 2013

Credit Suisse Commodity Rotation ETN

The Credit Suisse Commodity Rotation Exchange Traded Notes (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch, that are linked to the Credit Suisse Commodity Backwardation Total Return Index. The Index is a long-only commodity index that follows a rules-based strategy to select eight components based on the price of the commodity futures contracts of various terms. We intend to list the ETNs on NYSE Arca under the ticker symbol “CSCR.”1 The ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in them.

ETN Details
ETN Ticker	CSCR
Indicative value ticker	CSCR.IV
Bloomberg Index ticker	CSCUBKTR
CUSIP/ISIN	22542D456/US22542D4566
Primary exchange	NYSE Arca[1]
ETN annual investor fee	0.85%*
ETN inception date	June , 2013
Underlying index	Credit Suisse Commodity
Backwardation Total Return Index
*Because of daily compounding, the actual investor fee realized may exceed 0.85% per annum.

Index Returns (as of 05/20/13)
1 month	2.20%
3 month	-4.97%
1 year	7.37%
Since Inception Annualized*	-2.09%
*Index Inception Date was February 21, 2012.

Index Portfolio Statistics (05/20/12 - 05/20/13)
Correlation to S&P 500 TR Index	0.46
Correlation to Barclays US Aggregate TR Index	-0.33
Correlation to DJ-UBS Commodity TR Index	0.85
Correlation to S&P GSCI TR Index	0.90
Annualized volatility	12.99%
1 year Sharpe Ratio*	0.56
*Sharpe ratio calculated using the Federal Funds Effective Rate as of 05/20/13.

1We expect that the ETNs will be listed on the NYSE Arca. Credit Suisse has no obligation to maintain any listing on NYSE Arca or any other exchange and we may delist the ETNs at any time.

Strategy Focus

■	The prices of futures contracts for any given commodity often vary depending on the time to expiration of those futures contracts.
■	The Index is a long-only commodity index that selects component sub-indices whose underlying commodities exhibit the highest amount of backwardation or the lowest amount of contango.
■	“Backwardation” describes situations where, for any given commodity, the prices of futures contracts that are nearer to expiration are higher than the prices of futures contracts with longer to expiration. “Contango” describes situations where the prices of futures contracts nearer to expiration are lower than the prices of futures contracts with longer to expiration.
■	Backwardated term structures have historically occurred at times of scarcity, where near-term demand for a commodity increases the price of the nearer-term futures contracts more than the prices of longer-term futures contracts.

The above graph sets forth the historical performance of the Index and the DJ-UBS TR Index from the index inception date of February 21, 2012 through May 20, 2013. Historical performance is not indicative of future performance. The above graph does not include the investor fee associated with the ETNs, which will reduce the amount of the return on the ETNs at maturity or upon repurchase by Credit Suisse.

For More Information
ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn

Index Overview

■	The Index is a long-only index of single commodity indices that are dynamically selected each month by using a proprietary allocation method.
■	The level of backwardation/contango is measured between two observation points on the curve (month 1 and, generally, month 6).
■	Each month, the Index identifies 8 of the 24 eligible commodities with the highest level of backwardation or the lowest level of contango, subject to maximum allocations for particular commodity sectors.
■	The Index allocates a 12.50% weight to each of the commodities selected, and takes long positions in the selected commodities through single commodity indices that track futures contracts spread over the 4, 5 and 6 month tenors.
■	Each month, the Index reviews the 24 commodities in its universe and reallocates to the 8 with the highest level of backwardation (or least contango) at that time.

Sector Allocations*

*The above graph sets forth the historical sector allocations of the Index from the Index inception date of February 21, 2012 through May 20, 2013.

Selected Investment Considerations

—	The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.
—	You will not receive any periodic interest payments on the ETNs.
—	Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment at maturity or upon early redemption or acceleration, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
—	The performance of the Index will not be representative of the performance of the commodities market generally and there is no assurance that the strategy on which the Index is based will be successful.
—	We intend to list the ETNs on NYSE Arca under the symbol “CSCR”. We expect that investors will purchase and sell the ETNs primarily in this secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.
—	The indicative value is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.
—	Commodity prices are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the Index. Market prices of the commodity futures contracts that underlie the single-commodity indices which comprise the Index tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies.
—	The ETNs will reflect the return on the Index, which provides notional exposure to single commodity indices that track futures contracts and not physical commodities or their spot prices. Price movements in futures contracts on commodities may not correlate with changes in the spot prices of commodities.
—	As an owner of the ETNs, you will not have rights that holders of the commodity futures contracts included in the single-commodity indices which comprise the Index may have. Investment in the ETNs is not a pass-through investment in futures contracts.
—	We have the right to accelerate your ETNs in whole or in part at any time. The amount you may receive upon an acceleration by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
—	Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.
—	An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, or any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the applicable pricing supplement related to the ETNs discussed herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000089109213004766/e53809_424b2.htm

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

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